UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission File Number: 001-35505

BROOKFIELD PROPERTY PARTNERS L.P.

(Exact name of registrant as specified in its charter)

73 Front Street, 5th Floor, Hamilton, HM 12 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

******

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 26, 2021	BROOKFIELD PROPERTY PARTNERS L.P., by its general partner, Brookfield Property Partners Limited

	By:	/s/ Jane Sheere
		Name:	Jane Sheere
		Title:	Secretary

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

99.1	First Amendment, dated July 26, 2021, to the Limited Partnership Agreement of Brookfield Property Preferred L.P.

99.2	Subordinate Guarantee, dated July 26, 2021, in favor of Brookfield Property Preferred L.P. by Brookfield Property Partners L.P., Brookfield Property L.P., Brookfield BPY Holdings Inc., Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, BPY Bermuda Holdings II Limited, BPY Bermuda Holdings IV Limited, BPY Bermuda Holdings V Limited and BPY Bermuda Holdings VI Limited